Exhibit 2(k)(6)

SUB-ADVISORY FEE WAIVER AGREEMENT

Calamos Avenue Management, LLC

2020 Calamos Court

Naperville, Illinois 60563

January [ ], 2022

Avenue Capital Management II, L.P.

11 West 42nd Street,

9th Floor

New York, NY 10036

Dear Ladies and Gentlemen:

This letter (the “Agreement”) will confirm the agreement between Avenue Capital Management II, L.P. (“Avenue”) and Calamos Avenue Management, LLC (“CAM”), as follows:

1.	The Calamos-Avenue Opportunities Fund (the “Fund”) is a closed-end management investment company that continuously offers its shares and is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.	Pursuant to a Sub-Advisory Agreement dated July 27, 2021, as amended and restated on January 11, 2022, among Avenue, CAM and the Fund (the “Sub-Advisory Agreement”), CAM has retained Avenue to provide the Fund with sub-advisory and certain other services. Pursuant to the Sub-Advisory Agreement, CAM has agreed to pay to Avenue a sub-advisory fee at an annual rate of 0.725% of the Fund’s month-end value of the Fund’s “managed assets” (the “Sub-Advisory Fee”). Managed assets are defined under the Sub-Advisory Agreement as the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of liabilities (other than debt representing financial leverage).

3.	Pursuant to this Agreement, Avenue agrees to waive completely the Sub-Advisory Fee it is entitled to receive from CAM pursuant to the Sub-Advisory Agreement for the one-year period following the date as of which the Fund’s registration statement on Form N-2 is initially declared effective.

4.	Avenue may not seek reimbursement from CAM or the Fund with respect to the Sub-Advisory Fee waived pursuant to this Agreement.

5.	This Agreement shall become effective on [ ], 2022 and continue through [ ], 2023, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Sub-Advisory Agreement.

6.	Any question of interpretation of any term or provision of this Agreement, including but not limited to the Sub-Advisory Fee, the computations of managed assets, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Sub-Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Sub-Advisory Agreement or the 1940 Act.

7.	If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

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8.	This Agreement constitutes the entire agreement between Avenue and CAM with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both Avenue and CAM.

If the foregoing correctly sets forth the agreement between CAM and Avenue, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

CALAMOS AVENUE MANAGEMENT, LLC

By:
Name:
Title:

ACCEPTED:

Avenue Capital Management II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner
By:
Name:
Title:

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